United States securities and exchange commission logo





                             April 11, 2024

       Francois Roger
       Chief Financial Officer
       Sanofi
       46, avenue de la Grande Arm  e
       75017 Paris, France

                                                        Re: Sanofi
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 23,
2024
                                                            File No. 001-31368

       Dear Francois Roger:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2023

       Item 5. Operating and financial review and prospects
       A.1.5 Segment information and Business net income
       3/ Business net income (non-IFRS measure), page 58

   1. We note that your presentation of Business net income on a non-IFRS basis includes an adjustment - income
from out-licensing - which excludes upfront payments and regulatory milestone payments. We
believe that non-IFRS financial measures that exclude upfront and milestone payments
would not comply with the guidance provided in Rule 100(b) of
                                                        Reg. G. Please confirm
to us that you will no longer include these adjustments in any non-
                                                        IFRS financial measure
presented in accordance with Item 10(e) of Regulation S-K or
                                                        Rule 100(b) of
Regulation G.


              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Francois Roger
Sanofi
April 11, 2024
Page 2

absence of action by the staff.

       Please contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameFrancois Roger                         Sincerely,
Comapany NameSanofi
                                                         Division of
Corporation Finance
April 11, 2024 Page 2                                    Office of Life
Sciences
FirstName LastName